UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value US$ 0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

Ning Liu, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 347 926 7545

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Hawyu (HK) Limited, Hainan Runming Biotechnology Co., Ltd., Lafang China Co., Ltd. and WU Guiqian with respect to the ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the “Issuer”).

** No CUSIP number has been assigned to the Ordinary Shares of the Issuer. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hawyu (HK) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents 21,413,276 Ordinary Shares to be directly beneficially owned by Hawyu (HK) Limited upon the closing of the Hawyu Agreement.

2 The percentage of the class of securities beneficially owned by each reporting person is calculated based on the sum of (i) 70,703,671 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, as reported by the Issuer in its current report on Form 20-F filed on May 16, 2022 and (ii) 21,413,276 Ordinary Shares to be issued pursuant to the Hawyu Agreement (as defined below). The closing of the transactions contemplated thereby is subject to certain condition precedents thereof.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hainan Runming Biotechnology Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[3]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Represents 21,413,276 Ordinary Shares to be indirectly beneficially owned by Hainan Runming Biotechnology Co., Ltd. upon the closing of the Hawyu Agreement. Hawyu (HK) Limited is a wholly-owned subsidiary of Hainan Runming Biotechnology Co., Ltd.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Lafang China Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

4 Represents 21,413,276 Ordinary Shares to be indirectly beneficially owned by Lafang China Co., Ltd. upon the closing of the Hawyu Agreement. Hawyu (HK) Limited is a wholly-owned subsidiary of Hainan Runming Biotechnology Co., Ltd., which is a wholly-owned subsidiary of Lafang China Co., Ltd.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS WU Guiqian
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[5]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

5Represents 21,413,276 Ordinary Shares to be indirectly beneficially owned by WU Guiqian upon the closing of the Hawyu Agreement.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value US$0.001 per share, of the Issuer, a Cayman Island company with its principal executive offices located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052 .

ADSs of the Issuer are listed on the Nasdaq Stock Market under the symbol “AIH”.

Item 2.	Identity and Background.

(a)        Hawyu (HK) Limited (“Hawyu”), Hainan Runming Biotechnology Co., Ltd. (“Runming”), Lafang China Co., Ltd. (“Lafang”) and WU Guiqian are collectively referred to herein as “Reporting Persons”, and each, a “Reporting Person”. This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

Hawyu is wholly owned by Runming, which in turn is wholly owned by Lafang.

(b)        The residence or business address of each Reporting Person is as follows:

Hawyu: Lafang Building, 13 Longjiang Road, Wanji Industrial Zone, Longhu District, Shantou City, Guangdong Province, People’s Republic of China.

Runming: Lafang Building, 13 Longjiang Road, Wanji Industrial Zone, Longhu District, Shantou City, Guangdong Province, People’s Republic of China.

Lafang: Lafang Building, 13 Longjiang Road, Wanji Industrial Zone, Longhu District, Shantou City, Guangdong Province, People’s Republic of China.

WU Guiqian: c/o Lafang China Co., Ltd., Lafang Building, 13 Longjiang Road, Wanji Industrial Zone, Longhu District, Shantou City, Guangdong Province, People’s Republic of China.

(c)        Each of Hawyu and Runming is principally engaged in the business of investment in securities. Lafang is principally engaged in research and development, manufacture and sales of household and personal care chemical products. WU Guiqian is both a shareholder and the chairman of the board of directors of Lafang.

(d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The citizenship of each Reporting Person is as follows:

Hawyu: Hong Kong

Runming: People’s Republic of China

Lafang: People’s Republic of China

WU Guiqian: People’s Republic of China

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.

Each Reporting Person expects to use its own working capital to complete the transactions contemplated under the Hawyu Agreement.

Item 4.	Purpose of Transaction.

References are made to the Forms 6-K filed by the Issuer on May 17, 2021 and May 31, 2022. On May 30, 2022, the Issuer, Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu, Ms. Ding Wenting, Hawyu, Runming and Lafang (together with Hawyu and Runming, the “Investors”) entered into a Share Subscription Agreement (as amended in 2022) (the “Hawyu Agreement”) whereby the Investors agree to subscribe 21,413,276 shares of newly issued Ordinary Shares of the Issuer for the equivalent US dollars of RMB100,000,000. The English translation of the Hawyu Agreement is attached hereto as Exhibit B. The closing of the transactions contemplated thereby is subject to certain condition precedents thereof.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)         The information set forth in the cover pages hereto is hereby incorporated in its entirety herein. Each of Runming, Lafang and WU Guiqian may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Ordinary Shares which Hawyu directly beneficially owns. Each of Runming, Lafang and WU Guiqian disclaims beneficial ownership of such Ordinary Shares for all other purposes. The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)        Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the Ordinary Shares or any securities convertible into Ordinary Shares.

(d)        To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement among Hawyu (HK) Limited, Hainan Runming Biotechnology Co., Ltd., Lafang China Co., Ltd. and WU Guiqian
B.	English Translation of Share Subscription Agreement (as amended in 2022) among the Issuer, Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu, Ms. Ding Wenting, Hawyu (HK) Limited, Hainan Runming Biotechnology Co., Ltd., and Lafang China Co., Ltd. dated May 30, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022

Hawyu (HK) Limited	By: /s/ ZHANG Chen
Name: ZHANG Chen Title: Director

Hainan Runming Biotechnology Co., Ltd.	By: /s/ ZHANG Chen
Name: ZHANG Chen Title: Director

Lafang China Co., Ltd.	By: /s/ WU Guiqian
Name: WU Guiqian
Title: Director

WU Guiqian	By: /s/ WU Guiqian
Name: WU Guiqian